Exhibit 99.1

Goldcorp to Release 2017 Fourth Quarter and Full Year Results on February 14; Conference Call and Webcast on February 15

VANCOUVER, Jan. 10, 2018 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) will release its 2017 fourth quarter and full year results after market close on February 14, 2018, followed by a conference call and webcast to be held on February 15, 2018 at 10:00 am PT.

Fourth Quarter and Full Year 2017 Conference Call and Webcast details:

Date	Thursday, February 15, 2018
Time	10:00 a.m. (PT)
Toll Free (US and Canada)	1-800-273-9672
Outside US and Canada	1-416-340-2216

A live and archived webcast will also be available on Goldcorp's website at www.goldcorp.com.

The conference call will be available for replay by phone at:

Toll Free (US and Canada)	1-800-408-3053
Outside US and Canada	1-905-694-9451
Replay end date	March 18, 2018
Replay Passcode	4818060#

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2018/10/c4393.html

%CIK: 0000919239

For further information: INVESTOR CONTACT: Etienne Morin, Director, Investor Relations, Telephone: (800) 567-6223, E-mail: info@goldcorp.com; MEDIA CONTACT: Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com

CO: Goldcorp Inc.

CNW 12:29e 10-JAN-18